Mail Stop 6010

July 1, 2005


Dustin M. Shindo
Chairman of the Board of Directors,
President and Chief Executive Officer
Hoku Scientific, Inc.
2153 North King Street, Suite 300
Honolulu, Hawaii 96819

Re:	Hoku Scientific, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
      Filed June 23, 2005
	Registration No. 333-124423

Dear Mr. Shindo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds, page 19

1. We note that you have obtained a credit facility to construct your new facility; however, you have not changed the disclosure about the cost of the facility or your disclosure that you intend to use the proceeds from this offering to satisfy that entire cost. Please reconcile.

Management`s Discussion and Analysis..., page 26

Financial Operations Review, page 26

Sanyo Electric Co., Ltd., page 27

2. We note that Sanyo appears to have made all of the required payments under the amended agreement and that you continue to work with Sanyo to test and evaluate your jointly developed product. Please disclose the compensation arrangements for this work.

3. We also note that the amended agreement does not contain the provision from Section 3(b)(vi) of the original agreement which required Sanyo to "use its best efforts to promote and sell the MEA produced in accordance with the specific MEA Assembly Process jointly owned by the Parties." Please elaborate on your statement that you
"continue to work with Sanyo to test and evaluate [y]our jointly developed product" to indicate whether you have any understanding with respect to Sanyo`s future promotion and sales of the product. If material, please disclose the reasons why the provision in Section
3(b)(vi) of the original agreement with Sanyo was not included in the amendment.

4. We note from page 1 of your amended agreement with Sanyo filed as
Exhibit 10.23 that the original agreement was amended to, among other things, "revise the Phase III goals." Please revise your disclosure to discuss any material circumstances or developments which led to the revision of the Phase III goals or to indicate any material reasons why those goals were revised.

Nissan Motor Co., page 27

5. We note that your contract with Nissan terminated before you delivered approximately $1.05 million in value of Hoku MEAs and Hoku
Membranes. Please expand your disclosure to indicate the reasons why such deliveries were not made prior to the original termination date of the contract.

Business, page 35

6. We note the additional disclosures you have made in response to our prior comment 1, however, the significance of your custom monomers still remains unclear. Please further broaden your disclosure to briefly state in concrete, everyday language the significance of your custom monomers. For example, briefly highlight how you have designed your monomers and polymer synthesis process to control the cost, durability and performance characteristics of your membranes. As further examples: What is significant about your monomers -- is it their composition, size, shape or surface chemistry? How have you designed your monomers so as to not require the use of fluorine? How have you overcome any disadvantages of not using fluorine? How does the chemical composition of your monomers affect the performance characteristics of your membranes? How have you designed your monomers to retain more water at higher temperatures or to resist oxidation? What research and development activities do you undertake to further improve your monomers?

Industry Overview, page 35

7. Please continue your revisions in response to comment 7 to clarify, if true, that you do not design, develop or manufacture the flow field plates or any other aspects of the generic fuel cell stack or generic combined heat and power fuel cell system with a reformer which you have depicted.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies and Practices, page F-7

Revenue Recognition, page F-7

8. Please refer to prior comment 11. We have the following additional comments:

* We note that you have chosen to classify revenue to both engineering and licensing activity based upon the contractual terms of the multiple element arrangements. Please tell us how your presentation complies with Regulation S-X, Article 5-03(b)(1) and
(2), if fair value can not be determined.

* We see that you have reevaluated your revenue recognition policies with regards to the 2005 Nissan Arrangement and determined that recognizing revenue on a straight line basis is more appropriate. Please explain in greater detail your accounting, specifically,
(i)
when services are provided and when the related revenue will be recognized, (ii) when products are provided and when the related revenue will be recognized, and (iii) what is meant by phrase "period of testing deliverable."

9. Please refer to prior comment 13. We note on page F-8 that you account for certain arrangements with other customers using the completed contract method. Please tell us your consideration of accounting for the Navy contract under the completed contract method.
Specifically tell us:

* If you have met your obligations in substance at the completion of the initial term of the contract, prior to the exercise of option a or b.

* How you have accounted for the related expenses incurred to date in conjunction with the engineering services provided pursuant to this contract.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.


      Sincerely,



      Russell Mancuso
      Branch Chief


cc:	Timothy J. Moore, Esq.
	John T. McKenna, Esq.
	Nicole C. Deiger, Esq.
	Scott B. Paul, Esq.
??

??

??

??

Dustin H. Shindo
Hoku Scientific, Inc.
July 1, 2005
Page 4